COMMENTS RECEIVED ON 07/17/2024

FROM KIM McMANUS

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Inflation-Protected Bond Index Fund

Fidelity SAI Intermediate Treasury Bond Index Fund

Fidelity SAI Short-Term Treasury Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 579

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund.”

C:

The Staff requests we revise to include the bold language in Item 3 indicating an investor may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the table and examples below.

R:

Each fund will be exclusively offered to clients of the Adviser or its affiliates and will not be sold by broker-dealers. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form

N-1A.

Fidelity SAI Intermediate Treasury Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the

80% test.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

Fidelity SAI Intermediate Treasury Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand to disclose the number or range of index components. In addition, the Staff requests we describe the rebalancing and reconstitution process of the Bloomberg index if this process may have an effect on purchase and sale decisions (for example, if there are changes in eligible securities that may be considered for statistical sampling).

R:

We are not aware of a requirement to disclose the number or range of index components or the rebalance and reconstitution process of a third-party index. Accordingly, we have not modified disclosure.

Fidelity SAI Intermediate Treasury Bond Index, Fidelity SAI Short-Term Treasury Bond Index

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity SAI Intermediate Treasury Bond Index Fund:

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Bloomberg U.S. 5-10 Year Treasury Bond Index using a smaller number of securities.”

C:

The Staff requests we include a management risk to address each fund’s use of sampling techniques described under “Principal Investment Strategies.”

R:

Disclosure regarding the use of sampling techniques is contained in the “Correlation to Index” risk under Principal Investment Risks in the Fund Summary and Fund Basics section. Accordingly, we do not believe additional disclosure is needed.

Fidelity SAI Intermediate Treasury Bond Index Fund, Fidelity SAI Short-Term Treasury Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Prepayment. The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.”

C:

The Staff requests we revise to clarify the risk to investors that prepayment of a debt security may force the investor to reinvest at lower prevailing rates.

R:

Because the funds will invest in securities issued by the U.S. Treasury only, prepayment risk does not apply. Accordingly, we will remove this disclosure.

Fidelity SAI Intermediate Treasury Bond Index, Fidelity SAI Short-Term Treasury Bond Index

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to explain the concepts of duration, maturity, and credit-quality and include a brief example of duration in the prospectus.

R:

Each fund does not have a principal investment strategy of investing in securities of issuers with a particular duration. Each fund does have a principal investment strategy of normally investing 80% of the fund’s assets in securities included in an index and the index description included in each fund’s prospectus defines the maturity and credit quality.

Fidelity SAI Intermediate Treasury Bond Index Fund:
“The index is a market value-weighted index of investment-grade fixed-rate public obligations of the U.S. Treasury with maturities between five and ten years.”

Fidelity SAI Short-Term Treasury Bond Index Fund:
“The index is a market value-weighted index of investment-grade fixed-rate public obligations of the U.S. Treasury with maturities between one and five years.”

Fidelity SAI Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we consider including a Prepayment risk or explain why we believe it is not a principal investment risk.

R:

Since the fund will invest in inflation-protected securities issued by the U.S. Treasury only, prepayment risk does not apply.

All funds

“Investment Policies and Limitations” (SAI)

“Diversification”

C:

The Staff requests that we state whether the funds are diversified or non-diversified as contemplated by Item 16(a).

R:

The following disclosure in the “Investment Policies and Limitations” section indicates that each fund is a diversified fund:

“Diversification

The fund may not with respect to 75% of the fund’s total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, or securities of other investment companies) if, as a result, (a) more than 5% of the fund’s total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer.”

FOLLOW-UP COMMENT RECEIVED ON 08/06/2024

FROM KIM McMANUS

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Inflation-Protected Bond Index Fund

Fidelity SAI Intermediate Treasury Bond Index Fund

Fidelity SAI Short-Term Treasury Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 579

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

From Fidelity SAI Intermediate Treasury Bond Index Fund and Fidelity SAI Short-Term Treasury Bond Index Fund

“U.S. Government securities are high-quality securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. U.S. Government securities may be backed by the full faith and credit of the U.S. Treasury, the right to borrow from the U.S. Treasury, or the agency or instrumentality issuing or guaranteeing the security.

U.S. Government securities include mortgage and other asset-backed securities.”

From Fidelity SAI Inflation-Protected Bond Index Fund:

“U.S. Government securities are high-quality securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. U.S. Government securities may be backed by the full faith and credit of the U.S. Treasury, the right to borrow from the U.S. Treasury, or the agency or instrumentality issuing or guaranteeing the security.

Certain issuers of U.S. Government securities, including Fannie Mae, Freddie Mac, and the Federal Home Loan Banks, are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury.”

C:

The Staff notes that mortgage and other asset-backed securities are disclosed as principal security types of Fidelity SAI Intermediate Treasury Bond Index Fund and Fidelity SAI Short-Term Treasury Bond Index Fund and Fannie Maes and Freddie Macs are disclosed as principal security types for Fidelity SAI Inflation-Protected Bond Index Fund and states that, if these will be principal security types, disclosing prepayment risk would be appropriate for each fund. Please confirm if these will be principal security types for each respective fund.

R:

In describing U.S. Government securities in its prospectus, each fund provides investors a list of different types of U.S. Government securities. Although Fidelity SAI Intermediate Treasury Bond Index Fund and Fidelity SAI Short-Term Treasury Bond Index Fund include mortgage and other asset-backed securities as part of this list, and Fidelity SAI Inflation-Protected Bond Index Fund includes Fannie Maes and Freddie Macs as part of this list, they have been included for illustrative purposes only and are not individually part of any principal investment strategy. Accordingly, we have not modified the disclosure.